UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

July 6, 2021

Commission File Number: 001-39007

Borr Drilling Limited

S.E. Pearman Building
2nd Floor 9 Par-la-Ville Road
Hamilton HM11 Bermuda
+1 (441) 737-0152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F                        Yes ☒ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             Yes ☐ No ☒

INCORPORATION BY REFERENCE

This Form 6-K is hereby incorporated by reference into the registration statement of Borr Drilling Limited (the “Company”) on Form F-3 (Registration Number 333-254525) and into each prospectus outstanding under the foregoing registration statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, or the Securities Exchange Act of 1934.

Exhibits

1.1	Equity Distribution Agreement, dated July 6, 2021, between the Company and Clarksons Platou Securities, Inc.

5.1	Legal Opinion of MJM Limited

99.1	Press release, dated July 6, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BORR DRILLING LIMITED

Date: July 6, 2021	By:	/s/ Georgina Sousa
	Name:	Georgina Sousa
	Title:	Director